Filed Pursuant to Rule 424(b)(3)
File No. 333-185111

CORPORATE PROPERTY ASSOCIATES 18 – GLOBAL INCORPORATED

Prospectus Supplement No. 1 Dated May 2, 2014

To Prospectus Dated April 25, 2014

This prospectus supplement (the “Prospectus Supplement”) is part of, and should be read in conjunction with, the prospectus of Corporate Property Associates 18 – Global Incorporated, dated April 25, 2014 (as amended or supplemented, the “Prospectus”). Unless the context indicates otherwise, the information contained in this Prospectus Supplement supersedes the information contained in the Prospectus. Terms used but not defined in the Prospectus Supplement shall have the meanings given to them in the Prospectus. A copy of the Prospectus will be provided by Corporate Property Associates 18 – Global Incorporated upon request.

RECENT DEVELOPMENTS

Through April 30, 2014, we have raised a total of approximately $749.6 million of gross offering proceeds and expect to reach gross proceeds of approximately $1.0 billion, which was the proposed size of our primary offering at the time it commenced, on or before June 30, 2014, assuming that sales continue in line with our experience over the past few months.  Based on our investment pipeline and our assessment of the current environment for investment opportunities, we believe it is in our best interests to reduce our sales of shares after June 30, 2014.  Accordingly, after June 30, 2014, we will no longer sell shares of our Class A common stock. We intend to continue to sell shares of Class C common stock, which have generally sold at a slower pace than Class A shares, after June 30, 2014. In order to facilitate the final sales of Class A shares as of June 30, 2014 and the continued sale of Class C shares, we may reallocate up to $250.0 million of the shares currently reserved for our distribution reinvestment plan to our primary offering.  We believe that taking these steps will accommodate our investment approach.